Exhibit 99.2

FINAL TRANSCRIPT

Conference Call Transcript

MMM - 3M Company at Morgan Stanley Global Industrials Conference

Event Date/Time: Aug 31, 2010 / 01:45PM  GMT

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FINAL TRANSCRIPT

Aug 31, 2010 / 01:45PM  GMT, MMM - 3M Company at Morgan Stanley Global Industrials Conference

CORPORATE PARTICIPANTS

Pat Campbell

3M Company - SVP, CFO

Matt Ginter

3M Company - IR

CONFERENCE CALL PARTICIPANTS

Scott Davis

Morgan Stanley - Analyst

PRESENTATION

Scott Davis - Morgan Stanley - Analyst

Well, we are on to 3M next with Pat Campbell, who is Chief Financial Officer and Senior Vice President; and Matt Ginter, who heads up the Investor Relations effort.

3M has been very busy lately announcing a couple of interesting acquisitions. I think there is one that just hit the paper about five minutes ago. So you’ve been busy, and maybe you can tell us a little bit about that.

But I think what Pat plans to do is give a little bit of an overview, talk about some of the transactions, including the one announced today, and then if you can, and Cogent obviously, yesterday -- a bit of a quick overview on what’s going on at 3M and then we’ll utilize our normal Q&A structure.

Let me just read the disclosures one last time. And, again, just to get straight to the point here, all of our disclosures are on the public website, the MorganStanley.com/researchdisclosures. In the back of our research you will find our disclosures are at the registration desk. With that, Pat?

Pat Campbell - 3M Company - SVP, CFO

Thanks, Scott. Because of the two announcements, one yesterday and the one we did this morning -- and it’s purely coincidental that it hit on top of your meeting, Scott.

Scott Davis - Morgan Stanley - Analyst

Sure.

Pat Campbell - 3M Company - SVP, CFO

You would like to think that is probably more that way. But for those of you that are on the webcast, you can access these documents through our website, 3M.com, our IR website, and pull up the material. We passed out in the room here just a few handouts to kind of better describe what has been going on because of the flow of activity we’ve had here.

So if you could, obviously chart two is our forward-looking statements. I’m not going to go through that in a lot of detail. But start with chart 3 here, which really talks about where we are headed.

These two deals do fit into our longer-term game plan here. But if I would remind you that what our strategic intent is, and that is to move to a higher growth company. And if I was to kind of jump ahead a little bit, I think our fundamentally higher growth potential in the Company is not necessarily adequately reflected in our stock price. And it’s something that, obviously, we are working hard to prove that we are a faster growing Company, and working on that in a number of dimensions.

If you look at the first one, we are revitalizing our innovation machine. We use a new product vitality index called NPVI. That’s up to 29% in 2009, 21% in 2005. We are targeting 39%, 40% over a five-year period, growing about 2 points a year, and we are on track of achieving that here in 2010.

We are broadening and deepening our competitive capability by managing the entire pyramid, going after market adjacencies and the like, added about $250 million of sales in 2009. We are beginning to rebuild our marketshare through many growth actions within inside the Company.

You saw that in the first part of this year. We are growing at about 2 times IPI through the first six months. We are working on some chronic capacity issues; and of course, as you work on those capacity issues and continue to grow the business, you develop new issues that you have to keep working, but we continue to work through those.

We are shortening our supply chains and untangling what we call our hairball that we have in the US. We’ve addressed most of these, but we still obviously have some work to do.

But importantly, we have also been able to maintain operating margins and our premium returns. We have delivered superior income margins of 22% in 2009, 23% in the first half of the year, ROIC at very similar numbers.

We have lowered our tax rate, which is part of our strategy. We’re currently estimating less than a 28% rate this year. Our goal is 28.5% over a five-year period, so we are there. Structurally, we are still a little bit higher than that; we have some more work to bring our structural rate down.

But importantly, the last point here, we want to supplement our growth through innovation. So our organic growth rate goal is 7% to 8%. But we also want to get access to some higher growth markets through acquisitions, and we’ve been running about 2.5 points of annual growth through acquisitions.

So that leads to the two acquisitions that we announced both yesterday and today. So if you go to chart four, this really talks -- and both of these acquisitions were in our safety/security/protection business, which is a $3 billion business segment for us.

But this business has been active really since 2006. You can see two, four, six, eight deals here, and these have all been quite successful. You see that from 2006 to 2009 the sales in this business have gone from $2.5 billion to $3.1 billion, even with the recession built in there. And the margins have expanded from 21% to 24%.

We don’t really report the -- I call it the results of acquisitions, per se. But if you look at the overlying performance of the business, you’ll see that the business has continued to grow and been much more profitable at the same time.

So let’s just go to the two deals -- page 5. This is the one that was announced this morning. So you can see -- or Scott here has not had much chance to digest this because he’s been busy, I know. Right?

Basically, it’s Attenti Holdings; it’s an Israeli-based company. They are the leading provider of remote personal electronic monitoring solutions for law enforcement and eldercare industries. Sales in the US and 20 other countries, heavily a US business at this point in time; that fits into our profile where we’ve got a lot of international capability to expand this.

It is a multibillion dollar unaddressed market growing at 20% plus. Purchase price is $230 million, an all-cash transaction, anticipating closure here in the fourth quarter. Sales this year are approximately $100 million. EBITDA is probably in the 35% or so range.

It will be a slightly accretive transaction to EPS in the first 12 months; after closing, slightly dilutive including on a GAAP basis. But $100 million won’t have a significant impact.

But strategically very, very important within our track and trace business unit. Think of this as being -- the solutions, if you think of people that have remote monitoring devices, be it from people on parole, sex offenders.

If you look at the overcapacity in prisons today, the cost of maintaining people incarcerated versus home. You look at the need in eldercare so so forth, this is a very nice market segment for us. It gives us both RF capability, RFID capability for external outside applications, as well as GPS capability. Augment that to the strong business that we have primarily around library systems, tracking books, tracking files today in our track and trace business unit, so a nice complementary acquisition, a strategic move for our safety business.

If you go to chart 6, this is the one that we announced yesterday, which is Cogent, a little bit larger deal. Cogent is a key provider of finger, palm, face and iris biometric systems for governments, law enforcement agencies and commercial enterprises. It’s about a $4 billion marketplace. We are growing at about 22%.

So you see that both these acquisitions are in market spaces that are 20% growth businesses, which is part of our aspiration when we look at new acquisition candidates here.

It does strengthen our position in high-security credential issuance and authentication, which is kind of the business we’re in today -- law enforcement apps, access control and other commercial applications.

Net purchase price of approximately $430 million. It is kind of an unusual transaction because there’s $443 million is the total value, but they have $513 million in cash. So when you net that all down, it’s about $430 million on a net basis, funded with existing cash. We anticipate closing in the fourth quarter.

There will be a tendering process that goes on here that will be launched in about 10 days -- 10 business days. And then there’s about 20 days after that that it takes for the tendering process. So that’s why we say fourth quarter anticipated close.

EPS is accretive of $0.01 to $0.02 in the first 12 months, which of course excludes purchase accounting adjustments. Including the integration costs and the purchase accounting adjustments, it will be $0.09 to $0.10 dilutive. And the reason it’s so dilutive is primarily around the deferred revenues.

Within purchase accounting, effectively we end up capitalizing the deferred revenue. We are not able to record that deferred revenue once we take over the company, so in the near-term, effectively there’s a relatively big hit in the short term for that. So you really have to think of this much more from an ongoing cash flow piece of the business.

The first year EBITDA is expected to be about 35% to sales after you take out the one-times.

Chart 7 basically gives you the disclosure around the tender offer. I’m not going to go into all the details here, but in that Cogent is a public company, we will be going through a tender process with Cogent to secure the shares of the company. So please read chart 7, as far as your information relative to the tender offer.

So with that, Scott, that’s what’s going on. We are kind of keeping busy. The underlying business is performing very well, as I guess the first half results reflected.

Scott Davis - Morgan Stanley - Analyst

Let me try to hit in on, since 3M is such a big company and there’s a big audience here, that the key issues that I’m getting phone calls on right now -- and I could break them down into a couple of different categories.

One is the fact that there is a large debate around your growth rate and whether we’ve just seen an inventory restock and that has pumped up your growth rate, and whether it’s sustainable or not.

Another issue is about the sustainability of margins. Again, I think you’ve done a great job in the past of illustrating why you think it is sustainable, but I do think it’s worth addressing.

And more specifically, there’s a lot of chatter lately about the LCD -- I will remind you of these questions -- but the LCD TV market really having some challenges. And I was lucky enough to have dinner with Pat and Matt last night, and we addressed these issues. But I think, for the greater audience, it makes sense to start on that. So if you can start on growth and then move our way down?

Pat Campbell - 3M Company - SVP, CFO

Sure. If you look at our first-half growth rate, we’ve been running about 2 times IPI. You can try to parcel the growth rate out in a number of different ways. There surely has not been restocking. As much as we’ve tried to come up with a restocking estimate, the realistic assumption for the first half of the year is at best 1 point or 2 of restocking help.

So it’s very clear to us that what we’ve got going on is our new product introductions have led to additional growth for us. There’s no doubt that during the recessionary period we were able to capture some key contracts with a number of our customers that are starting to play out here as the economy returned here in [2010].

And also if you look at the growth in the emerging markets, where we are very strong, has been very helpful. And if you look at the makeup of where the growth has gone, a lot of the growth has been in a couple industries, electronics and auto, where we do have a significant presence, and those parts of the economy have grown faster than the rest in the early part of the year.

So we think the growth is real. We are still holding to our 7% to 8% kind of organic potential. If you look at the first half of the year you would probably say that number is low, but that’s our best read at this point in time as to what the growth rate should be.

So we feel very good about the strategy that we have in place, the multipronged strategy around new products, emerging markets, managing the broader markets pyramid the way we look at it, becoming more aggressive in certain product categories. All those are enabling us to a higher growth.

And then if we can bolt-on some of these acquisitions that are participating in higher-growth market segments over time, obviously, that will help contribute to the higher growth rate long-term.

Margins -- this is a question, of course, we get all the time as to are the margins sustainable. I guess I don’t know how else to prove it other than keep doing it. Even with our strategy to expand our product offerings in broader market opportunities, we have shown that we are able to maintain the margin structure that we have.

It’s important to think about, I guess, a couple things. One is the incrementals in our business, if we run the business right, are probably 35% to 40% incremental margins, which gives us a lot of flexibility of deciding, then, how much money we really want to deploy back into either taking margins up or effectively expanding the top line.

Our judgment right now is that with margins the way they are, we’ve got the luxury of actually taking excess margin potential and investing that back into more topline growth. So if we can get the topline to grow faster and keep our margins at this 23%, or 22%, 23% range and the returns we have, we are far better off for the enterprise and shareholders to really be investing in more topline growth potential. So that’s the trade-off that we are making today.

There still are very significant float activity opportunities that we have inside the Company. If we can manage our overhead structure the way we should as the business grows, that gives us margin enhancement. Our supply chains continue -- can be more competitive. All those things continue to give us more margin potential inside the business. It’s just a matter of the choices that we wind up having to make relative to how much do we deploy back into more growth.

Then your last one, I think, was on the LCD kind of electronics type market. We obviously participate in the electronics, consumer electronics business as a supplier. And the first half of the year was -- we saw really good growth in the electronics. There has been reports out there of maybe some slowdown by some of the OEMs. Thus far, our business has held up reasonably strong. And I think part of that is because we also happen to be playing in, I think, in some of the higher-growth segments that are in the consumer electronics piece of it.

We are heavy applications in smart phones, smart devices. And on the TV side, within the LCD space is we happen to be a critical supplier to the LED side of the TV market -- that is the fastest growing piece of the flat-panel market. I think LEDs were about 15% going into the year; they will probably exit about 30% marketshare.

So within the TV segment there continues to be very strong growth in the LED side, which our film products are still a very, very viable piece of that supply base. That doesn’t say we are not going to be immune, okay, to some sort of disruption. What I’m hoping happens is that any kind of excess that kind of gets built in the system gets taken care of quite rapidly, so we don’t have these big inventory builds and then, obviously, you have to go through the significant reduction or correction process. So hopefully we are on more of an immediate correction path. But thus far, we’ve been able to hold in there quite well.

Scott Davis - Morgan Stanley - Analyst

I want to open it up to the audience in one second, so queue up your questions, please. But it has been a while since we’ve talked about the supply chain issue. And I think when George came on board he thought it was a seven-year or so work-out. If you had to put it in maybe terms of what inning we are in, where are we in that, and what kind of an opportunity, is there any way to quantify it -- again, trying to help untangle the whole issue of what’s permanent with margins and what isn’t?

Pat Campbell - 3M Company - SVP, CFO

There is -- I guess I think of it, Scott, there is at least probably two elements of this. One is dismantling part of the complex supply chains that we had primarily embedded in our US piece of the business, because our US factories effectively were -- our US manufacturing content is still disproportionate to what our US sales value is. So that’s really where the bulk of our supply chains historically have been.

And effectively, the way we are working on this is we are taking the top 10, we are solving those, working on the next 10 and so forth, simplifying those supply chains down from multiple plants into no more than two or three facilities touching a product before it goes to our customers. So that process, I would say we’re probably about halfway through -- halfway through.

There is another piece of that that also gets to, let’s get our supply chains closer to where the growth is. With the recession of 2009, I would say that it’s fair to say that we probably took a year off of some of those builds. But 2010 we’ve put that back in full steam ahead, and then we’ll see as part of our CapEx plans for 2011 and forward, we’ll see even more of that.

So we will continue to move more and more of our supply chain capability closer to where the market growth will be, which will be in a lot of the emerging markets. We still can’t build factories fast enough in places like China to keep up with our internal growth there, so we continue to be behind in some of those.

We’ve put a new facility in Singapore. That is fully utilized right now. We are now going to be doubling the size of that facility here. So we are continuing to build out a lot of our emerging market growth potential.

Scott Davis - Morgan Stanley - Analyst

Okay, let’s open it up to the audience, please.

QUESTION AND ANSWER

Unidentified Audience Member

Just as a follow-on to the last comment you made about where you are putting your supply chain in terms of moving it out to growth. To what degree is that a regionalization strategy versus an export out of low-cost market strategy?

Pat Campbell - 3M Company - SVP, CFO

Our strategy is pretty much a localization strategy. It’s not an export-driven growth strategy. We are not trying to -- first of all, a lot of our products are not heavy labor content products, where effectively you are trying to chase labor rates around the world to just try to capture a low labor rate. Our products are much more of a high-tech manufacturing environment where a skilled workforce is probably more important than just availability of low-cost labor. So that is more of our thought process.

But the important part for our supply chains is to get closer to where our customer base is, to be more responsive, reduce our inventories, bring our tax rate down to some degree. But in that process you become more productive and end up actually developing products that are actually even more suited for the local environment when you get supply chains that are more localized. So that really is the strategy.

China, as an example today, as we are still a heavy importer into China. We continue to win awards from the Chinese government about being an importer of the year type thing. It’s just a matter of how quickly we, in China, build out the level of capability.

Scott Davis - Morgan Stanley - Analyst

Next question, please? Okay, well, look, I’ll continue to ask if people don’t ask, because that’s fine.

Pat Campbell - 3M Company - SVP, CFO

You always have questions.

Scott Davis - Morgan Stanley - Analyst

I do. On the topic of China, I think it would surprise a lot of people in the audience that you are actually not as large in China as may be perceived; in fact, you are probably -- I would imagine you are not much larger in China then you really are in Brazil (multiple speakers) modestly.

Pat Campbell - 3M Company - SVP, CFO

Well, I mean, relative to -- you’re talking about relative to size of the country?

Scott Davis - Morgan Stanley - Analyst

Just total revenues. Yes, well, yes, well, relative to the size of the country.

Pat Campbell - 3M Company - SVP, CFO

China is still quite a bit larger than Brazil is, but from my perspective China is about a $1.5 billion business, give or take. But the reality is, from my perspective, it ought to be a $2.5 billion to $3 billion business today. And part of that is our wanting to, and need to, manage our business in a controlled growth world.

Operating in a place like China, you’ve got to educate, train your workforce the way you want business to operate in those economies. So it takes a while to build up that capability.

And we’ve been a little bit slower on both putting the product development capability in China. We’ve got a very good leader now, a Chinese leader that has spent many years in the US understanding our technology, who has now been put back in the China organization to run the China labs, as well as our entire Asian lab structure right now.

And then, as we build our manufacturing capability, I think that growth rate will come back into China closer to where we ought to be.

Unidentified Audience Member

I am just wondering, if we looked at the old 3M and look at the new one with significant focus on localization of R&D centers, in effect, the question would be, what would 3M’s growth rate be today, in fact, if you didn’t have this localization?

So in a sense, trying to sort of prove that the 7% to 8% growth really is indication of a difference in strategy and approach; in effect, back at out, if you would.

Pat Campbell - 3M Company - SVP, CFO

Well, it is a good question. I’m not so sure I can give you the precise answer to that. But our historical growth rate has been -- organically, it’s been about 4%, depending upon what period of time you want to look at, but at least our recent experience. As we’ve done our planning and we look at our capability, we do think that our long-term potential is more to 7% to 8%.

A part of that is this localization strategy around building more and more capability, but I would have a hard time dissecting it precisely as to how much has it contributed. But it’s very clear that to be competitive in the emergent world, we are going to have to have products that are more suited for some lower price points in the market.

Having this local capability is, one, closer to the customer; two, is they are e able to develop products that are more in tune to generally speaking lower price points over time.

So we actually have a marvelous situation where we’ve got a technical capability in the developed part of the world that can focus on material science and really highly unique customer solutions at the top end of the market, and an emerging capability on a broad base in many parts of the globe. So we put in labs and customer centers in all of our large, large countries right now.

And I would say that we are just starting to see some of the early benefits of some of that capability. So I don’t think we’ve fully tapped that potential at all.

So that’s what does us the confidence that the 7% to 8% organic rate is a real rate on a going forward basis, coming off of a 4% historical. Now, we are running above that today. Now it’s -- let’s face it; it’s going to take a while to work out how much is economy driven and so forth relative to our current performance, but we feel very good about our potential right now.

Scott Davis - Morgan Stanley - Analyst

And one of the things that’s -- I’ve tracked your Company for about 15 years -- and one of the things that has really changed, and I think it’s tough to conceptualize, is that R&D spend has been highly focused on a few major blockbuster products -- big pharmaceutical spend away from a lot of the core 3M products. And over the last several years this seems to have changed fairly dramatically, and you have a reintegration of products in pretty boring categories.

Can you talk about the transition? And what -- and how much did that play into your enhanced growth rate, how much does that play into being able to hold margins in some of your older businesses, that type of thing?

Pat Campbell - 3M Company - SVP, CFO

We like boring, profitable businesses. No, you know, seriously, we even think of abrasives as being a highly sexy category. But I think, to your point, we kind of talked about this a little bit at dinner last night, that if -- and I almost have to tell you a little bit of a longevity story here.

But I joined the Company in 2002. The strategy of the Company at that point in time was, as you pointed out, was a little bit more of a narrow focused growth strategy that we are counting on a handful of divisions, like pharmaceuticals, to effectively drive the growth rate of the Company, and a number of other businesses that were put in the category of cash cows. Right? So effectively, your role was to generate cash. You didn’t have to really grow much.

But what that drove, effectively, was a stalling of the innovation capability across the Company, and actually stopped inventing in a number of key categories, like tapes and abrasives, and even some of the adhesives categories, just because effectively the expectation of this businesses were, hey, you are growing at what the market is. But the reality is you still had to innovate, but you didn’t have to really push yourself.

Then, when we came to grips with having to sell pharmaceuticals of our business, and then we looked at our optical film business, realizing that it was going to have some cyclicality to it. Telecommunications had kind of busted at that point in time. And at the same time, we had taken the profitability of the enterprise up from about 17% to 22%, 23%.

What we encountered in the mid-2000’s was a portfolio of businesses that really now had the characteristics of being all good investment options. So I take abrasives as an illustration. Abrasives were a lower margin, lower return business that basically through productivity, Six Sigma, lean work effectively had become 20% margin businesses. And then they were very worthwhile to invest in new inventions.

The same things was true in the adhesives category, where adhesives fundamentally cut across the entire Company, probably accounts for about one-half of our businesses. So we had to go back and innovate and invent also in an area like the adhesives capability, which then led to things for the electronics industry and the like.

So what we have been able to do is our innovation is now much broader across the Company. We have about 35 operating divisions inside the Company, and almost all of them you can now find good innovation capability in. So when we look at our innovation potential and our innovative new products going up, it’s very broad-based. So many of our industrial businesses are now -- have [reinvestments].

Back a number of years ago, effectively, the abrasives business, which is the legacy business of the Company, people were saying, well, what can be new?

Well, George kind of presented last December was a brand-new material that we’ve invented for that space, which effectively has almost reinvented what the potential for abrasive type products can be. So we have those growing really across the Company.

And with George coming in in 2005 as being kind of a technical mind and a good business leader, he has really reinjuvenated the technical organization around the thought that, effectively, they are key to the long-term success of the enterprise around developing new products.

Everything they need to do is really around developing new products and replacement products for the categories that we are already leaders in. So if you did a morale type survey within the technical community today, I think they would feel far more energized today than, at least, they ever have during my career at the Company.

Scott Davis - Morgan Stanley - Analyst

One of the things that has changed again on 3M is that you’ve seen -- announced a couple of interesting acquisitions the last couple of days. George, I think just a couple weeks ago at some sort of an outing, mentioned that you are looking at upwards to $2 billion of M&A in 2011.

Historically, 3M hasn’t been a big acquirer of business. It’s very hard to find businesses, high-margin, high-return, high-value-added component that you’re looking for that are not extremely expensive.

What has changed? Since you are the CFO, what is changed in your M&A process that gives you confidence that you can find acquisitions that provide very good returns without falling into maybe some of the traps that occurred before your time and such, where some of the deals were pretty expensive?

Pat Campbell - 3M Company - SVP, CFO

And some could be during my time, I guess (multiple speakers)

Scott Davis - Morgan Stanley - Analyst

Yes, I was being polite.

Pat Campbell - 3M Company - SVP, CFO

I know you were. But I’ll admit it, if you want to say that. Now, I may disagree, okay, as to -- because if I was to value the same companies today, like CUNO, okay, I think it would a very valuable enterprise in the filtration space.

But anyways, to kind of get at your question, a lot of it starts with fundamentally the strategic direction of where you want your businesses to go. And I would say that we, by broadening our view as to which businesses we want to grow in what kind of way, as compared to this narrow view versus a much broader view, we have identified, I guess, far more acquisition type potentials in a number of our businesses to strengthen some of our businesses that you probably wouldn’t necessarily put them into the franchise category yet.

We think that, with the acquisition of Cogent, that could make this security business really a franchise for the Company going forward. And with the business that we now have in track and trace, you are trying to build the capability to really be a very meaningful business in that space, which broadens the capability of the Company.

Now, part of the challenge is with our return profile and our margin profile, trying to find very good companies that have good margins and good potential that we can add more value to obviously requires a fair amount of picking and choosing.

So I think it’s fair to say that we’ve gone through some learning process within our divisions on looking at acquisitions, in some cases maybe stubbing a toe on one here and there, that we’ve gone through a lot of learning. And now, just because you see the ones that we announce, you don’t see all the ones that we kind of reject along the path that don’t necessarily fit the profile that we are after.

So it does require a lot of patience. It requires a lot of shopping. It also requires a lot of groundwork by our businesses and our subsidiaries to identify who these candidates are. And it is a little bit like trying to find a needle in a haystack, okay, trying to find who these right kind of companies are.

So it does take a fair amount of work, and it takes a fair amount of courting at times as to relationship building and the like until eventually you get to the altar and close the deal. It’s also what makes it difficult to accurately forecast the precise timing on wnen some of these will hit.

Matt Ginter - 3M Company - IR

The fact that we had (multiple speakers) last several years, too, we’ve given a lot more strategic responsibility to our overseas subsidiaries in terms of defining their own market, determining their own destiny, in addition to working with the leadership from St. Paul. And that has obviously built a nice pipeline of deals outside the United States and, I think, has created a lot more idea flow, anyway. So if I compare to 10 years ago, I think that has been a pretty dramatic change as well.

Scott Davis - Morgan Stanley - Analyst

I think we have time for one more question, and I will take that if there is nobody in the audience. In the whole context of this rejuvenated M&A, you’ve also been fairly aggressive with share buybacks and pay a very attractive dividend --

Pat Campbell - 3M Company - SVP, CFO

It sounds like a great company, doesn’t it? A high dividend, (multiple speakers).

Scott Davis - Morgan Stanley - Analyst

[It doesn’t] stop. I will just put it that way.

Has anything changed the way you think about your balance sheet? You have one of the healthiest balance sheets in the space. I mean, obviously, you have a modest pension funding issue, but everybody in this space has that, and that’s more of a [SEC] issue than a 3M issue. But all of these opportunities, and then you throw on top of the fact that the market certainly doesn’t appear to appreciate that 3M exchange. I mean, you trade at the same multiple now as you did when your growth rate was 3% or 4%. So the market hasn’t caught up to this yet.

How do you think about the balance sheet? There’s opportunities maybe to buy back stock and do deals. But if you do a whole heck of a lot more, you could lose your AA, so how do you think about that?

Pat Campbell - 3M Company - SVP, CFO

Well, it’s a high-class situation that we continue to work at. The cash flow generation of the Company is so great that it gives us a lot of great alternatives to work at.

But first and foremost, we really try to focus on where we think we really create the most significant shareholder value. The way we think of it is, how do we get this business to grow at higher rates, while maintaining the kind of return structure that we have? That is our first and foremost thought relative to how we want to deploy the balance sheet, which leads you towards how we keep the growth engine going, which may entail maybe a few more acquisitions than we’ve historically done.

And then repurchase really ends up being more of an opportunistic view as to when our share price offers us value that we may go to the market. We think that our dividend is very stable. We’ve got a long history of what our trend is there, and we will continue to do that. But it’s really about how do we get and create more value is really what we are focused on.

Scott Davis - Morgan Stanley - Analyst

That’s great. Thank you, Pat. Thank you for your questions, everybody.

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